UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer

JULY
2021

STRATEGIC PLAN
NEW OI
TRIENNIUM 22-24

CONFERENCE CALL
WITH THE MARKET

IMPORTANT NOTICE

This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and the applicable Brazilian regulations. Statements that are not historical facts, including statements regarding the beliefs and expectations of Oi – under Judicial Reorganization ("Oi" or "Company"), business strategies, future synergies, cost savings, future costs and future liquidity are forward-looking statements.

The words "will", "may", "should", "could", "anticipates", "intends", "believes", "estimates", "expects", "forecasts", "plans," "aims" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of the Company's management and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this notice. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made.

Except as required under the Brazilian and U.S. federal securities laws and the rules and regulations of the CVM, the SEC or other regulatory authorities in other applicable jurisdictions, the Company and its affiliates do not have any intention or obligation to update, revise or disclose any changes to any of the forward-looking statements herein in order to reflect current or future events or their developments, changes in assumptions or changes in other factors affecting the forward-looking statements herein. You are advised, however, to consult any further disclosures the Company makes on related subjects in reports and communications that the Company files with the CVM and the SEC.

SINCE 2018, OI HAS BEEN PAVING THE WAY WHICH WILL TAKE IT BACK TO GROWTH

2016-2018

JR PLAN

- Debt Restructuring
- Cash Protection
- New Governance
- Capital Increase
- Operational Recovery
- Investment Resumption

2019-2020

STRATEGIC TRANSFORMATION PLAN

- Focus on Core
- Legacy Optimization
- Assets Sale / M&A
- Funding
- Simplification and Operational Efficiency

2020-2021

NEW STRATEGIC MODEL AND AMENDMENT TO JRP

- Future Vision and Return to Growth
- Structural Separation
- UPIs Sales
- Reconfiguration


NEW OI

DELIVERING SOLID OPERATING RESULTS...

FTTH EXPANSION

- **2.5 MM** HCs [1Q/21]
- **313%** CAGR [1Q19 to 1Q21]
- **10.5 MM** HPs [1Q21]
- **152%** CAGR [1Q19 to 1Q21]
- **24%** Average take-up [1Q21]

OI BRAND

- **77%** consideration among Oi Fiber customers[1] versus 34% Velox
- **69%** preference among Oi Fiber customers[1] versus 24% Velox
- **75% LESS** rejected among Oi Fiber customers[1] 4% versus 16% Velox

CREDIBILITY

MARKET TRANSPARENCY, DELIVERING ON COMMITMENTS

Notes: [1] Data correspond to the growth in percentage of Oi's consideration and preference indexes in the Total of the study sample versus Total Oi Fiber Customers and a drop in the percentage of rejection of Oi considering the difference of the Total of the study sample versus Total Oi Fiber Customers. Study with quantitative methodology carried out by Ipsos at the request of Oi Movel SA, with national coverage, from 04 to 18/01, 04 to 24/02 and 04 to 24/03. 2919 interviews were carried out in the total quarter [Jan to Mar 2021], with 960 interviews in January-21, 979 interviews in February-21 and 980 interviews in March-21, with a sampling error margin of 3.16 percentage points [pp], 3.13 percentage points and 3.13 percentage points respectively.

... AND RECOVERY OF BRAND PERCEPTION WITH CUSTOMERS

"Connection stability, speed and support. Should something happen, service via website or phone is very good"

4Q20

"I was surprised by a call from Oi to ask if I had any problems, as I had unplugged the fiber device for a few hours – amazing the proactive customer service!"

1Q21

"The guy who went to install was super professional. He described all my contracted services. Impeccable service quality. Anything I asked he would answer and that's it. He didn't need to ask anyone. He knew what he was talking about. We felt confident with the technician, who was well prepared, with solid answers."

1Q21

Source: Ipsos Institute: Quarterly Survey: Fiber Retail Acquisition Tracking, real testimonials from Oi Fiber customers

THE DIVESTMENT AND FUNDING/REFINANCING PROGRAMS HAVE MADE IT POSSIBLE TO FINANCE OI'S TRANSFORMATION WITH A STRONG FOCUS ON FIBER

DIVESTMENT PROGRAM

- **2020** Unitel – **R$ 4.2Bn**
- **2020/2021** Real Estate – **R$ 0.3Bn**
- **2021** UPI Towers – **R$ 1.1Bi**
- **2021** UPI Data Centers – **R$ 0.3Bn**
- **2021/2022** UPI Mobile – **R$ 15.8Bn**
- **2021/2022** UPI Infra Co – **R$ 12.9Bn**
- **In progress** UPI TV Co

> **R$ 34.6 BN**

FUNDING/REFINANCING PROGRAM

- **2019** Capital Increase – **R$ 4.0Bn**
- **2020** Oi Mobile Debentures – **R$ 2.5Bn**
- **2020/2021** PIS/COFINS Credits – **R$ 3.1Bn**
- **2021** Infra Co Convertible Debentures – **R$ 2.5Bn**
- **2021** Mobile Bridge Loan[1] – **R$ 2.0Bn**
- **In progress** DIP refinancing

> **R$ 14.1 BN**

CAPEX FOR THE LAST 5 YEARS

R$ 31.5 BN


R$ Million
4,759
2016
5,629
2017
6,078
2018
7,813
2019
7,265
2020
% Fiber
15%
39%
65%

[1] Disbursement not yet made. Depending on the fulfillment of conditions precedent

AND NOW WE ENTER THE FINAL PHASE OF OUR TRANSFORMATION

PHASE 3: 2020-2021

NEW STRATEGIC MODEL AND AMENDMENT TO JRP

- Future vision
- Sale of UPIs and Structural Separation
- Reconfiguration

PHASE

2022-2024

NEW OI

✓ CLIENT CENTRIC
✓ SIMPLE
✓ MUCH MORE THAN CONNECTIVITY

1. CORE BUSINESS ACCELERATION AND NEW REVENUE SOURCES
2. ORGANIZATIONAL TRANSFORMATION AND COST STRUCTURE READJUSTMENT
3. CONCESSION RESOLUTION
4. INFRA CO DEVELOPMENT

COMPLETION OF STRUCTURING M&A OPERATIONS

OI GROUP AFTER M&A OPERATIONS

New Oi

- B2C and SME customers
  Fiber, Copper, TV, Digital Services
- Clients B2B (Oi Soluções)
  Connectivity and IT solutions
- Infrastructure
  Digital, IPTV, DTH, Copper

ASSET LIGHT, CONNECTIVITY AND DIGITAL SERVICES PLATFORM, CUSTOMER CENTRIC

42% [1] | 100% | 100%

INFRA CO — Fiber Infrastructure (42% [1])

NEUTRAL NETWORK WITH ACCELERATED AND SUSTAINABLE INVESTMENT

- FTTH Network, Equipment, Operation and Wholesale Commercial Activities
- Backbone, Backhaul and ducts
- Wholesale and FTTH contracts in neutral network logic

SEREDE — Field Operations (100%)

NATIONAL PHYSICAL PRESENCE IN TECHNICAL AND LOGISTICAL SERVICES

- Installation and maintenance of networks and equipment at customers' homes
- Logistics Operation
- Over **3.300 Municipalities**
- + **23 thousand Employees**

tahto — Contact Center (100%)

CUSTOMER RELATIONSHIP AND SERVICE PLATFORM

- Customer service on voice, text, applications and chat platforms
- Services for Oi and third parties, through Oi Soluções
- + **12 thousand Employees**

Notes: [1] Participation after Globenet merger

THE VISION AND MISSION OF NEW OI

New Oi

VISION

BE THE LEADER IN DIGITAL SOLUTIONS AND FIBER OPTIC CONNECTIONS WHICH IMPROVE THE LIFE OF PEOPLE AND COMPANIES ACROSS THE COUNTRY

MISSION

CREATE NEW FUTURES BY ENABLING THE DIGITAL LIFE FOR EVERYONE

- + 50MM RGUs 13[1] MM RESIDENTIAL
- LONG-TERM RELATIONSHIPS AND RECURRING REVENUES
- ACCESS TO THE CUSTOMER'S HOMES
- BRAND AWARENESS
- UNMATCHED CAPILLARITY IN TERMS OF PHYSICAL PRESENCE
- MASSIVE SALES FORCE AND SPECIALIZED TECHNICAL TEAM

Notes: [1] Of these, 1.2MM of SME RGUs

NEW OI: REINFORCING OUR STRATEGY AND EXECUTION

SIMPLICITY AND OPERATIONAL EFFICIENCY

Reorganized company, simpler, lighter and more efficient

- **LIGHT** and **AGILE** company, focused on the future, asset light
- **SIMPLE** offers that **MAKE SENSE** in the customer's life
- **COST REDUCTION** and **SIMPLIFICATION** through legacy reduction and structural separation

CLIENT CENTRIC

Simplicity leading to full focus on customer service – for offers and operations

- **DIGITAL FIRST** and **OMNICHANNEL** support
- **DATA DRIVEN & ANALYTICS** in all approaches
- Accelerated Time-to-Market with **MODULAR PORTFOLIO**

DIVERSIFIED REVENUE

Leveraging Oi's scale and assets to develop and capture new revenue in multiple areas

- Enhancement of **NEW B2C BUSINESSES**
- Development of **NEW VERTICALS** leveraged by Oi's competitive differentials
- Oi Soluções: **ORCHESTRATOR OF ITC** and **IT SOLUTIONS**

ON FIBER, RESULTS AND HIGH NPS SHOW THE POSSIBILITY TO INCREASE REVENUE PER HC

OI FIBER RAMP UP

2.5 MM HCs (1Q/21) | **313%** CAGR (1Q/19 to 1Q/21)

10.5 MM HPs (1Q/21) | **152%** CAGR (1/Q19 to 1Q/21)

In the municipalities where OI operates with FTTH, OI has been gaining market share in the UBB[2] market and fighting for net adds leadership with the ISPs

Mkt Share UBB[2] (128 Municipalities[3])


Oi
Oper.1
Oper.2
ISPs
Gap Oi vs Oper. 1
62.7
58.1bps
16.7
10.5
4.6
36.6
24.8
23.2
12.1
13.4 bps
1Q19
1Q20
1Q21

OI FIBER LEADERSHIP AND VALUE CAPTURE

Oi Fiber Market Share [1](100% = Fiber) – 1Q/21


92% BOA VISTA
36% MANAUS
61% BELÉM
70% SÃO LUIZ
78% PORTO VELHO
79% RIO BRANCO
46% PALMAS
44% SALVADOR
39% BRASÍLIA
28% GOIÂNIA
40% BELO HORIZONTE
43% CAMPO GRANDE
46% RIO DE JANEIRO
Oi Fiber Leadership
52 Cities
13 State Capitals

Oi Fiber NPS is 25% higher than the global benchmark

Room to start capturing more value per Fiber customer

OI FIBER IN SP

Start of operation in 2021

Source: ANATEL Base of May/21 || Oi Comptroller || Notes: (1) Large operators were considered individually and small operators were consolidated (according to ANATEL classification) || (2) Considered speed above 34 Mbps (3): Municipalities with Oi Fiber operation

B2C+SME: PLAN MAINTAINS EXPANSION OF HCS AND ARPU EXPANSION THROUGH THE SALE OF HIGHER SPEEDS AND NEW SERVICES UP-SELLING

MAIN NUMBERS – FTTH B2C + SMALL ENTERPRISES

Fiber Broadband – 2021 to 2024

[MN]


4.5 MM
~3.5
~8.1
32%
CAGR
2021E
2022
2023
2024
24%
24%
25%
26%
TakeUp[1] [%]

FTTH[2] Revenue Evolution – 2021 to 2024

[MN]


+6,300 MM
~3,000
~9,300
46%
CAGR
2021E
2022
2023
2024

MAIN VALUE GENERATION LEVERS

A. New UX [new IT stack]


"HARD BUNDLES"
Oi Total Play
Oi Total Residencial
Oi Total Conectado
Oi Total Solução Completa
[Previous]
HYPER SIMPLIFICATION
Shortest time to market
Less space to make mistakes
LEGO [PLUG-INS]
OI PLACE
IPTV
VOIP
OI PLAY
OTT
FIBER
[Present/Future]

B. Sale of higher speeds and new services leveraging the HC ARPU

C. Transformation in the business model through greater digitization and analytics

D. Building an **ecosystem of partners** to offer dedicated services to Retail and with focused offers for the SME segments:

- Digital Marketing [eg.: Acelerai]
- Online Sales [eg.: OiList]
- Security
- Oi Expert
- Vertical Solutions

Note: [1] Calculated with accesses from all BUs [2] Comprises Fixed, BB and TV
Source: Oi Controllership, Anatel.

IN B2B, OI SOLUÇÕES OFFSETS THE REDUCTION IN LEGACY VOICE AND CONNECTIVITY REVENUES WITH THE GROWTH OF IT SOLUTIONS, WITH THE POTENTIAL TO BE ONE OF THE MAJOR PLAYERS IN THE SEGMENT

TRANSFORMATION OF OI'S B2B BUSINESS...

ACTION PILLARS

1 NEW OI SOLUÇÕES POSITIONING

2 BENCHMARKING WITH CUSTOMERS AND PARTNERS

3 REVIEW OF THE ICT PORTFOLIO AND INTERNAL CAPACITIES

CONNECTIVITY PROVIDER
- Data
- Voice
- PBX

CONNECTIVITY ++
- Vcpe
- Mpls
- Wan
- Sd-wan
- IoT
- Cloud
- MEC
- Security

"ORCHESTRATOR" OF ICT SOLUTIONS / DIGITAL
- Connectivity + IT + Digital + Security
- AI / Big Data / Cloud / Private Networks
- Management and Operation Services
- Platforms
- Specialized vertical solutions

CONTEXT

ACCELERATED GROWTH OF THE IT MARKET[1]


IT Revenue (R$ Billion)
15.8
17.8
21.3
25.3
2017
2018
2019
2020

.....ANCHORED ON IT GROWTH WITHIN OI SOLUTIONS


IT Revenue (R$ Million)
21% CAGR
~700
~1,250
2022
2023
2024
2025
IT Revenue / Total B2B
26%
47%

Source: [1] B2B and IDC Intelligence

OI IS ALREADY DEVELOPING NEW REVENUE STREAMS BASED ON ITS UNIQUE ASSETS AND SCALE...

PORTFOLIO AND ECOSYSTEM BUILDOUT

OI CUSTOMERS

- Digital Home
- Content
- Healthcare
- Education
- Financial Services
- Energy

OI PLAY	Content Platform
Conta Zap	Wallet
Oi PLACE	Marketplace
Oi Soluções	Cloud, Security and Managed Services
SEREDE	Technical and Logistics Services
Oi expert	Technical Assistance Service (remote or on-site)

STRATEGIC ASSETS

EXTENDED CUSTOMER BASE

Oi		NETFLIX	Nubank
+ 50MN RGU 13MN[1] Residential 630K client companies in B2B	X	+ 17MN customers	+ 40MN customers

CAPABILITIES

	Oi		Partner
CAPILLARITY	4.8 Thousand[2] Municipalities	X	CAIXA: +5.4 Thousand Municipalities
ACCESS TO THE CUSTOMERS' HOME	SEREDE: 15.7 Thousand Field Technicians	X	Correios: 57 Thousand Postmen
LARGE LOCAL SALES FORCE	3.7 Thousand partners[3]	X	Magalu: +1.3 Thousand Stores; Americanas: +1.7 Thousand Stores

Notes: : [1] Of these, 1.2MM of SME RGUs [2]: 3.3 thousand Municipalities served by SEREDE [3] Door to door partners

... CONNECTING PARTNERS AND CUSTOMERS THROUGH A MULTI-SIDED STRATEGY THAT BRINGS DIGITAL TO PHYSICAL

PORTFOLIO AND ECOSYSTEM BUILDOUT


Digital Home
Content
Healthcare
OI CUSTOMERS
Education
Energy
Financial Services
OI PLAY
Content Platform
oi CONTA zap
Wallet
oi PLACE
Marketplace
oi SOLUÇÕES
Cloud, Security and Managed Services
SEREDE
Technical and Logistics Services
oi expert
Technical Assistance Service (remote or on-site))
CHANNELS
PAYMENT
ANALYTICS
INNOVATION
PARTNERS/ SELLERS
PHYSICAL
FIGITAL
FIGITAL
DIGITAL
CUSTOMERS

Notes: : (1) Of these, 1.2MM of SME RGUs (2): 3.3 thousand Municipalities served by SEREDE (3) Door to door partners

INITIAL OBJECTIVE CALLS FOR BETWEEN BRL 1.0 AND 1.5 BILLION OF INCREMENTAL REVENUE BY 2024

DIVERSIFICATION EXAMPLES

	Structural Separation	Year of Diversification	% of New Revenues [1]
docomo	-	2010	43%
TDC	2018	2007	39%
Safaricom	-	2007	39%
BT	2002 2018	2006	38%
SK telecom	-	2015	36%
AT&T	-	2008	35%
Singtel	-	2015	32%
Telstra	2005	2005	31%
Jio	-	2016	22%
Deutsche Telekom	-	2015	21%
O2	2015	2016	20%
orange	-	2008	13%
verizon	-	2015	7%

MARKET SIZE 2020


CUSTOMERS
BUSINESS VERTICALS
Digital Home[2]
R$ 4Bn
Content[2]
R$ 7Bn
Logistic[3]
R$ 23Bn
Retail Online[4]
R$ 126Bn
Credit Card[5] & Insurance[6]
R$ 49Bn
Gaming[2]
R$ 4Bn
Telemedicine[2]
R$ 3Bn
SELLERS

EXAMPLES OF CUSTOMER VALUE

Recurring Revenue

Client A – R$ 199.70 / month

- Oi Fiber 400 Mbps — R$ 149.90 / Mth
- OI PLAY — R$ 29.90 / Mth
- oi expert — R$ 19.90 / Mth

Client B – R$ 699.80 at month X

- Oi Fiber 1Gbps — R$ 499.90 / Mth
- oi PLACE Headphone — R$ 199.90

Client C – R$ 239.80 at month Y

- oi PLACE Devices Smart Home — R$ 199.90
- Telemedicine Health — R$ 39.90 / Mth

OI 2024 REVENUE TARGET — **R$ 1.0-1.5BN**

Notes: [1] Safaricom, AT&T, Singtel, BT, Telstra, Deustche Telekom, O2 and Orange data refer to the period 2018-2020; Docomo and Verizon are for the period 2017-2019; TDC, SK Telecom and Jio refer to the period 2018-2019 [2] Statista data [3] Data extrapolated from IBGE [Post Office and Delivery]; [4] Neotrust data; [5] Abecs Data [6] SUSEP Life and Home Insurance Data

TO UNLOCK THIS VALUE, NEW OI WILL REORGANIZE ITSELF FOR EXECUTION

VALUE GENERATION

- B2C and SME
- Transition and Management of the Legacy Base (Copper / DTH and Mobile)
- Oi Solutions
- Innovation, incubation, new revenue streams

+

STRUCTURING CAPABILITIES

- CUSTOMER EXPERIENCE (CX/UX)
- ECOSYSTEM PARTNERS AND SELLERS

CHANNELS
e-Commerce, stores, PAP, Telesales, Oi Place, O2O, Partners

DIGITAL ANALYTICS
Big Data, Automation, Pods, Prototyping

CUSTOMER SERVICE
Tahto + Oi Place + Joice + APPs Oi + WA

FILD TEAMS
Local technical presence, logistics Serede

WITH THE CHANGE OF MODEL, OI STARTED A COST REDUCTION PROGRAM WITH THE OBJECTIVE OF DELIVERING ADDITIONAL SAVINGS OF MORE THAN BRL 1B ANNUALLY

IN 2019, WE ANNOUNCED A MAJOR COST REDUCTION PROGRAM (DCO 1.0) DELIVERING BEYOND THE BRL 1B WE HAD INITIALLY PROJECTED

Main Levers

- Digitalization
- Energy efficiency
- Digital Channels
- Process Simplification
- Contract renegotiation
- Portfolio Simplification
- Operational efficiency
- Legacy reduction
- Sales quality
- Collection actions
- Reorganization

2020 (R$ MM)

Third Party Services	530
Rent & Insurance	221
Marketing	142
Plant Maintenance	124
BDP	94
Personnel	75
Others	10
Total Savings	1,176

MORE THAN BRL 1B OF ADDITIONAL SAVINGS (ANNUALIZED) IN NEW COST CUTTING PROGRAM

DCO 2.0

- Acceleration of **existing initiatives** (eg copper decommissioning)
- Redesign and strengthening **of Spending Governance**
- Operation of unprofitable regions **via partnerships**
- Readjustment of the **support areas** of New Oi and Infra Co
- Increased **inventory** turnover and rework / equipment reuse
- Simplification of the **portfolio**, digitization of services and process automation
- *Switch-off of* **legacy IT platforms**
- Optimization, closing and sale of **stores, buildings, central offices and DCs**

~ R$350M[1]	~ R$320M[1]	~ R$150M[1]	~ R$400M[1]
SALES, MARKETING & CUSTOMER CARE	BUSINESS ORGANIZATION AND SUPPORT	IT - SYSTEMS AND PROCESSES	NETWORK & OPERATIONS

(1): Estimated annualized values

THE REDUCTION PROGRAM ASSOCIATED WITH THE M&AS AIMS TO TRANSFORM THE COMPANY'S COST STRUCTURE IN ORDER TO MAKE THE NEW OI MUCH LIGHTER, AGILE AND SUSTAINABLE



After M&A closing
From now till after M&As transition
After sharp growth phase of FTTH
Intercompany activated with UPI sales
Legacy
100%
86%
14%
~25%
~17%
~7%
~8%
~3%
~40%
~28%
~12%
Cost growth associated with revenue growth
~67%
~60%
~7%
• Mobile network management and operation
• Infrastructure/ transmission contracts (Towers, physical space, capacity)
• Optical Fiber Management and Operation
• Wholesale commercial operation
• Cost of content with programmers
• Management and Operation of the DTH network
• Cost referring to UPIs sold, but outside the negotiations scope.
• Structure simplification
• Efficiency gains
• FTTH base growth cost
2021 cost base
Mobile UPI Perimeter
Infra Co UPI Perimeter
TV Co Perimeter
Cost structure adjustment optimizations
Growth cost
New cost base 2021
New cost base 2024

MODEL MIGRATION AND ARBITRATION ARE TWO CRITICAL ELEMENTS TO REDUCE THE IMPACT OF REDUCING LEGACY REVENUE

THE BA;ANCE OF TOTAL REVENUES AND COSTS AND FUTURE SUSTAINABILITY OF STFC IS A PRECEDENT CONDITION FOR MIGRATION FROM THE PUBLIC TO THE PRIVATE REGIME

MIGRATION FROM CONCESSION TO AUTHORIZATION SHOULD SIGNIFICANTLY REDUCE STFC CASH AND OPEX CONSUMPTION


SUSTAINABILITY
OUTDATED OBLIGATIONS

OBLIGATIONS OF PUBLIC TELEPHONES	CABLE AND EQUIPMENT THEFT	COST REDUCTION FROM OTHER STFC OBLIGATION WAIVERS
~ R$130M	~ R$200M	

- **2H 21** — Definition of Migration Model - Anatel
- **2H 22 / 1Q 23** — Conclusion of Expectation

ARBITRATION PROCESS MAY GENERATE POSITIVE IMPACT OF SEVERAL R$ BILLION

- Unsustainability
- Financial economic balance
- PGMU balance
- Compensation for the use of assets in the provision of services

- **JUL/21** — Admission Term[1]
- **4Q 22 / 1Q 23** — Conclusion of Expectation

[1]: waiting for signature

WITH THE NEW CONTROLLING PARTNER, INFRA CO WILL HAVE FINANCIAL CAPACITY TO MAINTAIN THE STRONG FIBER EXPANSION

EBITDA[2] INFRA CO



R$ Billion
49%
CAGR
1.1
5.4
2021
2022
2023
2024
2025

According to market benchmarks, Infra Co can be traded at multiples greater than 10x EBITDA



EV/EBITDA [1]
Fiber Infra COs
8-12x
[Average]
7.6
Chorus
8.0
CETIN [estimated]
8.3
TIM Italy [Elliott estimated]
16.7
*
Altice SFR FTTH
20.0
*
Altice Portugal FTTH

★ Multiples advertised in transactions [including acquisition premium]

Potential EV Infra Co

~R$ 54 BN

[10 * [EBITDA[2] 2025]

ASSUMING A MULTIPLE OF 10X, THE POTENTIAL INFRA CO EV APPRECIATION IS GREATER THAN 2X CURRENT EV

CAPITAL STRUCTURE

	Structure at Closing		Structure 90 days Post Closing
BTG	51.0%	→ Additional Primary + Globenet Contribution	57.9%
Oi	49.0%	→	42.1%

Possible IPO as a future alternative

~R$ 22 BN × **~R$ 9 BN[3]**

[10 * [EBITDA[2] 2025] * ~40% stake Oi]

EV INFRA CO FOR NEW OI

OI'S CURRENT MKT CAP

Notes: [1] Barclays, Commerzbank, JP Morgan, Deutsche Bank, Factiva, GlobalData, Elliott, CETIN and Accenture Analytics; [2] Ebitda 2025 estimated in the EY report [3]: amounts referring to 07/12/21

INFRA CO FTTH EXPANSION MODEL / OI ALLOWS EFFICIENT, COMPETITIVE AND FUTURE PROOF GROWTH

Unique physical presence:

- Field force with over 20.000 technicians
- Presence in over 3.000 municipalities

Largest fiber network in Brazil:

- ~400 thousand km of optic fiber
- Metropolitan network in over 2,000 cities

Architecture focused on quality and efficiency:

- High reliability, availability and performance
- Network topology prepared to future growth and a lower TCO

CURRENT TOTAL COST PER HP ENSURES TECHNICAL SUPERIORITY AND GROWTH CAPACITY, WITH LOWER TCO COMPARED TO OTHER MARKET ALTERNATIVES


270
Current HP unitary cost
140
HP unitary cost comparable to ISPs
• Top quality, redundant TX and OLTs
• Lower expansion costs for new clients
• XGSPON OLTs
• Clients house supervision
• Lower operational costs
• Underground primary network
• Addition of new CDOEs without future network duplication
• Smaller fiber segments, less subject to failure and service interruption

IN SHORT, TO BUILD THE NEW OI, THE COMPANY HAS BEEN OVERCOMING DIFFERENT TYPES OF EXECUTION CHALLENGES



RJ CHALLENGE

- New governance
- JR Plan amendment approved with vast majority and in execution
- JR exit estimated for 1H22 after conclusion of M&A operations

M&A CHALLENGE

- Towers and Data Centers concluded
- Mobile and Infra Co executed on schedule
- TV Co in progress
- Structural Separation in progress

FUNDING CHALLENGE

- Consent to implement the financial alternatives provided for in the amendment to the JR Plan
- Infra Co Bridge raised
- Mobile Bridge signed
- Bonds refinancing in preparation

OPERATIONAL CHALLENGE

- Continue **to expand fiber connectivity core business**
- Accelerate **new revenue streams** both on B2B and B2C leveraging extensive customer base and existing assets
- **Drastically reduce costs** to make them aligned with the new company size
- **Address Concession sustainability**
- **Ensure Infra Co success**

NEW OI: EVOLUTION OF MAIN OPERATIONAL INDICATORS [1]

NET REVENUE
R$ 14,8BN - R$ 15,5BN
New Oi
2024

EBITDA
R$ 1,9BN - R$ 2,3BN
New Oi
2024

EBITDA MARGIN

17% - 19%	13% - 15%
New Business 2024	New Oi 2024

GUIDANCE ON KEY INDICATORS

- HC CAGR of ~31% between 21-24 possibly reaching ~8MM in 2024
- Average revenue CAGR[2] per HC of ~11% between 21-24, possibly reaching ~R$94/month
- Oi Solutions revenues stable at ~R$ 2.6Bn, with IT revenues possibly growing its share to ~40% in 2024
- Legacy revenues can reduce to ~R$0.5Bn in 2024
- New revenues possibly reaching ~R$1.5Bn in 2024
- EBITDA margin of the new business could reach ~20% by the end of 2024 (~18% for the full year) and continuing the growth trend with expected stabilization at ~25%.
- EBITDA Margin of New Oi (including legacy) could reach ~16% by the end of 2024 (~14% for the full year).
- Legacy costs expected to no longer burdening New Oi from 2026 onwards
- CAPEX/Revenue starting at ~14%, possibly reaching ~7.8% in 2024 and expected to stabilize at even lower levels from 2026 onwards

NOTE: (1) The guidances described herein represent the Company's expectations and projections, which were based on reasonable assumptions and are subject to variations due to several factors, many of which are not and will not be under the Company's control. (2)B2C + small companies;

STRATEGIC PLAN NEW OI - TRIENNIUM 22-24

NEW OI: CAPITAL STRUCTURE READJUSTEMENT

DEBT STRUCTURE (CURRENT[1])

R$ 4.3 Bn
BNDES

R$ 4.4 Bn
ECA

R$ 5.3 Bn
BANKS

R$ 4.0 Bn
DIP

R$ 8.8 Bn
2025 BONDS

R$ 1.4 Bn
OTHERS

R$ 28.2 Bn
IN 1Q21

+ R$ 2.6 Bn
CONV.DEB.
INFRA CO

+ R$ 2.0 Bn
BRIDGE LOAN
MOBILE

- BNDES Repayment
- Cash sweep Banks and ECAS
- Infra Co Deb Settlement
- Mobile Bridge Loan Settlement
- DIP Refinancing

+ NEW OI EBTIDA GROWTH

+ NEW REVENUES DEVELOPMENT

2024

~6,6 x
Net Debt / EBITDA
Oi Stand Alone

Sustainable Leverage Target Level -> Intermediary Scenario in Which Net Debt / EBITDA <= ~3x

~3,7 x
Net Debt / EBITDA
Proforma ~40.0%
Infra CO

EqV Infra Co Stake >> Net Debt

JUL 21

NOTE: (1) *Fair Value*, 1Q21

NEW OI: CONTINUING TO EVOLVE IN THE ESG AGENDA OBJECTIVES

Oi's ESG objectives prioritize adherence to 12 of the 17 existing SGDs [1], aiming to be a reference at ESG MSCI rating

ENVIROMENTAL

100% renewable sources energy matrix (solar, biomass, biogas, PCHs)

Recovery capacity growth and equipment reuse

SOCIAL

Oi Futuro Institute: Social impact on Education, Innovation and Cultural programs, focusing on inclusion and diversity; Internal programs of diversity and inclusion

GOVERNANCE

WOB (Women on Board) stamp obtained in 2021; Obtain Pro-Ethics Stamp in 2023; Return to B3 index: ISE

ESG AGENDA


3
HEALTH AND WELL BEING
4
QUALITY EDUCATON
5
GENDER EQUALITY
7
AFFORDABLE AND CLEAN ENERGY
8
DECENT WORK AND ECONOMIC GROWTH
9
INDUSTRY, INNOVATION AND INFRASTRUCTURE
10
REDUCED INEQUALITIES
11
SUSTAINABLE CITIES AND COMMUNITIES
12
RESPONSIBLE CONSUMPTION AND PRODUCTION
13
CLIMATE ACTION
16
PEACE, JUSTICE AND STRONG INSTITUTIONS
17
PARTNERSHIP FOR THE GOALS
oi

Note: (1) The 17 Sustainable Development Goals (SDGs) were established by the United Nations (UN) in 2015 and comprise a global agenda for the construction and implementation of public policies that aim to guide humanity until 2030